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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                  )*

Summa Industries (Name of Issuer)
Common Stock (Title of Class of Securities)
86562T105 (CUSIP Number)
Trygve M. Thoresen, Esq. One Park Plaza, Suite 600 Irvine, CA 92614 949-852-7315 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 12, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86562T105	13D	Page 2 of 5 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) James R. Swartwout

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

NUMBER OF SHARES	(7)	Sole Voting Power 234,021
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 234,021

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 234,021

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 5.1%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 86562T105	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

        This statement relates to shares of the Common Stock, par value $.001 (the "Stock"), of Summa Industries, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 21250 Hawthorne Blvd., Suite 500, Torrance, CA 90503.

Item 2. Identity and Background.

        The person filing this statement is a natural person, and the information regarding the Filer is as follows:

  (a)
  James R. Swartwout ("Filer")

  (b)
  The business address of Filer is: 21250 Hawthorne Blvd., Suite 500, Torrance, CA 90503.

  (c)
  Present principal occupation or employment of Filer and the name, principal business and address of the corporation in which such employment is conducted:

        Chief Executive Officer, President, Chief Financial Officer and Chairman of the Board of the Issuer, a manufacturer of proprietary engineered plastic products for industrial and commercial markets.

  (d)
  During the last five years, Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  During the last five years, Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding a violation with respect to such laws.

  (f)
  Filer is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        The source and amount of funds used in purchasing the Stock were as follows:

  (a)
  Stock Options: Filer beneficially owned 131,250 non-statutory stock options exercisable or to be exercisable for shares of the Stock as of the date of the event requiring filing of this Statement. These options were granted to Filer by the Issuer in consideration of employment of Filer.

CUSIP No. 86562T105	13D	Page 4 of 5 Pages
  (b)
  Stock: Filer beneficially owns 102,771 shares of the Stock. The shares of Stock owned by Filer were either (i) purchased in open market transactions, (ii) purchased via exercise of Issuer stock options, or (iii) granted to Filer by the Issuer. The source of funds for all purchases were Filer's personal funds, and the amount of funds used was approximately $755,000.

Item 4. Purpose of Transaction.

        Filer has purchased the Stock for investment purposes. Although Filer has no plans or proposals to acquire additional securities of the Issuer, Filer is usually granted stock options by the Issuer on an annual basis as a component of his compensation.

Item 5. Interest in Securities of the Issuer.

        The beneficially owned Stock of Filer as of the filing date hereof is the amount reflected on Filer's cover page (234,021) plus an additional 31,250 Issuer stock options that will become exercisable within 60 days of the filing date hereof. The Stock beneficially owned by Filer consists of 102,771 shares of Stock and the remainder are stock options exercisable or to become exercisable for shares of the Stock. Filer has sole voting and dispositive power over all shares beneficially owned; provided that, the shares represented by stock options may not be voted until the options in question have first been exercised by Filer.

        The only transactions in the Stock by Filer in the past 60 days besides the partial vesting of one stock option agreement included in the Stock reported as beneficially owned by Filer are the additional 31,250 stock options deemed beneficially owned as of the filing date hereof, although such options have not yet vested. This additional amount consists of 6,250 options to vest on December 13, 2002, 18,750 options to vest on December 15, 2002, and 6,250 options to vest on December 21, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Filer and the Issuer are party to several stock option agreements representing a portion of the shares of Stock deemed beneficially owned by Filer.

Item 7. Material to be Filed as Exhibits.

        Form of non-statutory stock option agreement.

CUSIP No. 86562T105	13D	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2002 (Date)

/s/ JAMES R. SWARTWOUT (Signature)

James R. Swartwout (Name/Title)